

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Mr. Jeff A. Stevens
Chief Executive Officer
Western Refining, Inc.
123 W. Mills Ave., Suite 200
El Paso, TX 79901

     Re: **Western Refining, Inc.**
              Form 10-K for the fiscal year ended December 31, 2009
              Filed March 12, 2010
              Form 10-Q for the quarterly period ended March 31, 2010
              Filed May 10, 2010
              Definitive Proxy Statement
              Filed April 12, 2010
              Response Letter Dated August 12, 2010
              File No. 001-32721

Dear Mr. Stevens:

    We have completed our review of your filings and have no further comments at this time.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director